Exhibit 7.1
The Fedeli Group
Umberto P. Fedeli
President
May 22, 2007
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139
Attn: Jeffrey N. Male, Secretary
Dear Mr. Male:
Enclosed, please find my shareholder’s proposal for inclusion in the proxy statement of PVF Capital Corp. (“Park View”) relating to the 2007 annual meeting of shareholders of Park View (the “Annual Meeting”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. Please also let this letter serve as confirmation that I have continuously held at least 1% of the common stock of Park View for at least one year and I will continue to hold such securities though the date of the Annual Meeting.
To further demonstrate my eligibility to submit this shareholder’s proposal, enclosed are copies of my Schedule 13D relating to Park View dated June 9, 2004 as well as my amendments to Schedule 13D dated February 14, 2007, April 3, 2007 and May 2, 2007. Please do not hesitate to contact me if you have any questions about my proposal.
Thank you for your assistance.
Warm regards,
/s/ Umberto P. Fedeli
Umberto P. Fedeli
Crown Centre            Fifth Floor       5005 Rockside Road            Cleveland, Ohio 44131-6808
Office (216) 328-8080      1-800-837-7191       Fax (216) 328-8081

Proponent’s Proposal and Supporting Statement
Resolved: The shareholders of PVF Capital Corp. (Park View) request that the board of directors take the necessary steps, in accordance with applicable Ohio law, to declassify the board of directors so that all directors are elected annually, with the declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.
Supporting Statement
The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. I believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of Park View and its shareholders.
Park View’s board of directors is currently divided into two classes, with four directors elected each year to two-year terms. If there were nine or more directors, the board would be divided into three classes and the directors elected for a term of three years. Eliminating this classification system would require each director to stand for election annually and would give shareholders an opportunity to register their views on the performance of the board collectively and each director individually.
Several recent academic studies have found a significant positive relationship between governance practices that empower shareholders (such as declassifying the board) and company value. For example, Harvard Law School’s Lucian A. Bebchuk and Alma Cohen found evidence that staggered boards cause an economically meaningful reduction in the value of a company (“The Costs of Entrenched Boards,” Journal of Financial Economics, 2005). Professor Bebchuk and his colleagues also determined that a staggered board provides no countervailing benefit, such as a higher purchase price premium upon the sale of the company (“The Powerful Antitakeover Force of Staggered Board,” Stanford Law Review, 2002).
Investors increasingly favor requiring annual elections for all directors. Shareholder proposals recommending annual elections received, on average, 66.8% of the vote in the first half of 2006, according to Institutional Shareholder Services (ISS), compared with a 60.5% average in the first half of 2005 (2006 ISS Postseason Report). ISS also found that the prevalence of classified boards among S&P 500 companies fell dramatically in 2006, putting companies with classified boards in the minority.
I regard as unfounded the concern expressed by management of some companies that the annual election of all directors could destabilize the board or leave the company without experienced directors. The directors of most public companies are routinely re-elected every year. In the unlikely event that shareholders do vote to replace a significant number of the board members, such a decision would express enormous dissatisfaction with the incumbent directors and would reflect an urgent need for change. I feel that annually elected directors are equally capable of focusing on the long-term performance of our company and would also be more accountable to Park View’s shareholders.
I urge you to vote FOR this resolution.